Twin Cities

The HIT is helping the Twin Cities meet a range of housing needs with investments in 61 projects.

News

Minneapolis Mayor Jacob Frey,

AFL-CIO HIT Honor Workers Building

Housing in City's Prospect Park Neighborhood

Saint Paul Mayor Coleman in State of City:

“The Penfield Brought Several Hundred Jobs

to the City During a Time of High Unemployment"

HIT Appreciates Union Workers in Saint Paul

Projects Photo Gallery

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of March 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.